THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 20)*
Under the Securities Exchange Act of 1934

Aeolus Pharmaceuticals, Inc.
(Name of Issuer)

Common stock, $0.01 par value per share
(Title of Class of Securities)

00765G109
(CUSIP Number)

with copy to:
Xmark Opportunity Partners, LLC	Lowenstein Sandler LLP
90 Grove Street, Suite 201	1251 Avenue of the Americas, 17th Floor
Ridgefield, Connecticut 06877	New York, New York 10020
Attention: Joanne Leftwich	Attention: Peter D. Greene, Esq.
(203) 837-6559	(646) 414-6908

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	00765G109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Xmark Opportunity Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	Not
(b)	Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: State of Delaware

Number of	7. Sole Voting Power:	97,104,694*
Shares Beneficially	8. Shared Voting Power:
Owned by
Each Reporting	9. Sole Dispositive Power:	97,104,694*
Person With	10. Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 97,104,694*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 72.2%*

14.	Type of Reporting Person (See Instructions): IA

    * Xmark Opportunity Partners, LLC, a Delaware limited liability company (“Opportunity Partners”), is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership (“Opportunity LP”), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company (“Opportunity Ltd”), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of Aeolus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), held by Opportunity LP and Opportunity Ltd.  Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company (“JV Partners”), and, as such, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by JV Partners.  Mitchell D. Kaye and David C. Cavalier, the Co-Managing Members of Xmark Capital Partners, LLC, a Delaware limited liability company, the Managing Member of Opportunity Partners, share voting and dispositive power with respect to all securities of the Company beneficially owned by Opportunity Partners.  Collectively, Opportunity LP and Opportunity Ltd hold a majority of the membership interests in Goodnow Capital, L.L.C., a Delaware limited liability company (“Goodnow”).  Opportunity Partners possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Goodnow.

As of March 14, 2013 (the “Filing Date”), (a) Opportunity LP holds 29,095,831 shares of the Company’s common stock, $0.01 par value per share (the “Common Shares”), including 957,326 Common Shares held by Goodnow but attributed to Opportunity LP; (b) Opportunity Ltd holds 63,680,083 Common Shares, including 2,475,490 Common Shares held by Goodnow but attributed to Opportunity Ltd; (c) JV Partners holds 1,508,567 Common Shares; and (d) Goodnow holds 2,647,463 Common Shares in addition to the (i) 957,326 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 2,475,490 Common Shares held by Goodnow but attributed to Opportunity Ltd. In addition, as of the Filing Date, Mr. Cavalier holds options to purchase 172,750 Common Shares, all of which such options currently are exercisable by him.

Based upon information provided by the Company, there were 134,550,068 Common Shares issued and outstanding as of March 4, 2013. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 97,104,694 Common Shares or 72.2% of the Common Shares deemed issued and outstanding as of the Filing Date.

Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 of this Schedule 13D is hereby amended by adding the following at the end thereof:

       As more fully set forth in Item 5 below, on February 19, 2013, the Company, Opportunity LP, Opportunity Ltd and JV Partners entered into that certain Warrant Repricing, Exercise and Lockup Agreement (the “Repricing Agreement”), pursuant to which, among other things, the Company agreed to decrease the exercise price of the $0.28 Warrants (as defined below) and the exercise price of the $0.50 Warrants (as defined below) to an exercise price of $0.01 per share (collectively, as so amended, the “Amended Warrants”). As more fully set forth in Item 5 below, Opportunity LP, Opportunity Ltd and JV Partners then exercised the Amended Warrants and paid the exercise price on a cashless basis pursuant to the terms thereof.

       Opportunity LP, Opportunity Ltd and JV Partners did not expend any funds in connection with the repricing of the $0.50 Warrants or the $0.28 Warrants, or in the exercise of the Amended Warrants.

       The descriptions of the Repricing Agreement set forth in this Item 3, and in Item 5 and Item 6, are subject to, and qualified in their entirety by, the full text of the Repricing Agreement, a copy of which is incorporated by reference to this Schedule 13D, Amendment No. 20 (this “Amendment 20”) as an exhibit pursuant to Item 7 hereof.

Item 5.   Interest in Securities of the Issuer.

       Item 5 of this Schedule 13D is hereby amended by deleting such item in its entirety and replacing the following in lieu thereof:

       As of March 14, 2013 (the “Filing Date”), (a) Opportunity LP holds 29,095,831 Common Shares, including 957,326 Common Shares held by Goodnow but attributed to Opportunity LP, (b) Opportunity Ltd holds 63,680,083 Common Shares, including 2,475,490 Common Shares held by Goodnow but attributed to Opportunity Ltd, (c) JV Partners holds 1,508,567 Common Shares, and (d) Goodnow holds 2,647,463 Common Shares in addition to the (i) 957,326 Common Shares held by Goodnow but attributed to Opportunity LP and (ii) 2,475,490 Common Shares held by Goodnow but attributed to Opportunity Ltd.  In addition, as of the Filing Date, Mr. Cavalier holds options to purchase 172,750 Common Shares, all of which such options currently are exercisable by him.

       Based upon information provided by the Company, there were 134,550,068 Common Shares issued and outstanding as of March 4, 2013.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 97,104,694 Common Shares or 72.2% of the Common Shares deemed issued and outstanding as of the Filing Date.

       On February 19, 2013, immediately prior to the transactions reported herein, (a) Opportunity LP held (i) warrants to purchase up to 17,304,642 Common Shares at an exercise price of $0.28 per share, subject to certain adjustments (the “Opportunity LP $0.28 Warrants”), and (ii) warrants to purchase up to 1,125,000 Common Shares at an exercise price of $0.50 per share, subject to certain adjustments (the “Opportunity LP $0.50 Warrants”), (b) Opportunity Ltd held (i) warrants to purchase up to 37,595,357 Common Shares at an exercise price of $0.28 per share, subject to certain adjustments (the “Opportunity Ltd $0.28 Warrants”), and (ii) warrants to purchase up to 2,625,000 Common Shares at an exercise price of $0.50 per share, subject to certain adjustments (together with the Opportunity LP $0.50 Warrants, the “$0.50 Warrants”), and (c) JV Partners held warrants to purchase up to 500,000 Common Shares at an exercise price of $0.28 per share, subject to certain adjustments (together with the Opportunity LP $0.28 Warrants and the Opportunity Ltd $0.28 Warrants, the “$0.28 Warrants”).

       On February 19, 2013, the Company, Opportunity LP, Opportunity Ltd and JV Partners entered into the Repricing Agreement, pursuant to which, among other things, Opportunity LP, Opportunity Ltd and JV Partners agreed to decrease the exercise price of the $0.28 Warrants and the exercise price of the $0.50 Warrants to an exercise price of $0.01 per share.

       In addition, pursuant to the terms of the Repricing Agreement, Opportunity LP, Opportunity Ltd and JV Partners agreed to a lock-up provision.  Pursuant to such provision, prior to the earlier to occur of (i) the Company paying a cash dividend, or making any other cash distribution, to its stockholders (in each case other than pursuant to repurchases of stock from former employees, officers, advisors, sponsors, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or services), and (ii) a Change of Control (as defined in the Repricing Agreement), Opportunity LP, Opportunity Ltd and JV Partners agreed not to offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option, right, warrant or contract to purchase, lend, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, (a) any Common Shares underlying the Amended Warrants, or (b) any securities issuable upon conversion, exchange or recapitalization of the Common Shares underlying the Amended Warrants ((a) and (b) collectively, the “Warrant Shares”), or any securities convertible into or exchangeable or exercisable for any Warrant Shares, including the Amended Warrants, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Warrant Shares, whether any such aforementioned transaction is to be settled by delivery of the Warrant Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement (collectively, the “Lock-Up”), without, in each case, the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion.  In the event that the Company waives the Lock-Up, it must provide Opportunity LP, Opportunity Ltd and JV Partners with 90 days advance notice before such waiver is effective.  Opportunity LP, Opportunity Ltd and JV Partners each have the right to sell, transfer or dispose of the Warrant Shares in connection with a transaction that constitutes a Change of Control.

       On February 19, 2013, Opportunity LP, Opportunity Ltd and JV Partners exercised the Amended Warrants to purchase 59,149,999 Common Shares at an exercise price of $0.01 per share.  Opportunity LP, Opportunity Ltd and JV Partners paid the exercise price on a cashless basis pursuant to the terms of the Amended Warrants, resulting in the Company’s withholding of 1,793,894 Common Shares to pay the exercise price and issuing to Opportunity LP, Opportunity Ltd and JV Partners an aggregate total of 57,356,105 Common Shares.

       In the period commencing sixty (60) days prior to February 19, 2013, the date of the event which required the filing of this Amendment 20, and ending on the Filing Date, except as set forth in this Item 5, there were no other transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for, Common Shares, by Opportunity Partners, or any other person or entity controlled by Opportunity Partners, or any person or entity for which Opportunity Partners possesses voting or dispositive control.

       Nothing set forth herein shall be construed as an admission by Opportunity Partners, or any other person or entity, that Opportunity Partners, or any other person or entity, is the beneficial owner of any of the Company’s securities that are beneficially owned by any other person or entity for the purposes of Section 13(d) of the Act, or for any other purposes.

       The descriptions of the Repricing Agreement set forth in this Item 5, and in Item 3 and Item 6, are subject to, and qualified in their entirety by, the full text of the Repricing Agreement, a copy of which is incorporated by reference to this Amendment No. 20 as an exhibit pursuant to Item 7 hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 of this Schedule 13D is hereby amended by adding the following at the end thereof:

       As more fully set forth in Item 3 and Item 5 of this Amendment No. 20, on February 19, 2013, the Company, Opportunity LP, Opportunity Ltd and JV Partners entered into the Repricing Agreement.  The descriptions of the Repricing Agreement set forth in this Item 6, and in Item 3 and Item 5, are subject to, and qualified in their entirety by, the full text of the Repricing Agreement, a copy of which is incorporated by reference to this Amendment No. 20 as an exhibit pursuant to Item 7 hereof.

Item 7.   Material to be Filed as Exhibits.

       Item 7 of this Schedule 13D is hereby amended by adding the following at the end hereof:

       1.  Warrant repricing, Exercise and Lockup Agreement, dated as of February 19, 2013, by and among the Company, Opportunity LP, Opportunity Ltd and JV Partners, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, dated February 19, 2013, filed by the Company with the U.S. Securities and Exchange Commission on February 19, 2013

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2013

XMARK OPPORTUNITY PARTNERS, LLC

By:	XMARK CAPITAL PARTNERS, LLC,
its Managing Member

	By:	/s/ Mitchell D. Kaye
Mitchell D. Kaye
Co-Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).